UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment No. 1)*

SIGA Technologies, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

826917106
(CUSIP Number)

Martin Sklar Kleinberg, Kaplan, Wolff & Cohen P.C. 500 Fifth Avenue New York, NY 10110 (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 17, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Esopus Creek Value Series Fund LP – Series A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	⌧
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,369,313

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,369,313

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,369,313

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
Rainy Daze LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	⌧
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
594,179

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
594,179

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
594,179

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
Esopus Creek Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	⌧
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
594,179

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
594,179

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
594,179

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
Hutch Master Fund Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	⌧
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
831,900

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
831,900

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
831,900

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
Hutch Capital Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	⌧
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
831,900

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
831,900

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
831,900

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
Andrew L. Sole

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	⌧
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
145,337

	8	SHARED VOTING POWER
2,963,492

	9	SOLE DISPOSITIVE POWER
145,337

	10	SHARED DISPOSITIVE POWER
2,963,492

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,108,829

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
Paul Saunders, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	⌧
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
10,000

	8	SHARED VOTING POWER
2,331,900

	9	SOLE DISPOSITIVE POWER
0,000

	10	SHARED DISPOSITIVE POWER
2,331,900

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,341,900

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1.	Security and Issuer.
The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (the “Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.
Item 3.	Source and Amount of Funds or Other Consideration.
Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:
All of the Shares to which this Statement relates were purchased on behalf of the Reporting Persons using the investment capital of the respective Reporting Person. The aggregate amount of funds used for the purchase of the securities held by the Esopus Reporting Persons was approximately $7,695,181, including commissions. The aggregate amount of funds used for the purchase of the securities held by the Hutch Reporting Persons was approximately $9,489,494, including commissions.
Item 4.	Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended to add the following:
On August 17, 2021, the Reporting Persons issued a letter to the chief executive officer of the Issuer calling upon the Issuer to explore strategic alternatives (the “CEO Letter”). In the CEO Letter, the Reporting Persons note that the Issuer’s per share price for the Common Stock has underperformed SPDR® S&P® Biotech ETF (ticker: XBI), and related that they believe that this underperformance is due to: “(1) SIGA’s inability to generate additional contracts beyond its contract with the USG to stockpile 1.7 million courses of TPOXX which has been in place since 2011; (2) credibility degradation due to partnership announcements and other business opportunities that have failed to generate any revenues and Company guidance on imminent foreign contracts that have failed to materialize; and (3) SIGA’s failure to return sufficient excess cash to shareholders”.
While the Issuer did commence a share repurchase program as proposed by the Reporting Persons, the Reporting Persons believe that the purchases have been insufficient relative to the cash build on the Issuer’s balance sheet and the stark discount between the share price and intrinsic value. In February of 2021 the Reporting Persons proposed a $150 million Dutch tender offer funded by cash on hand and the issuance of preferred equity. This proposal was rejected by management.
The Reporting Persons have also identified troubling corporate governance failures, MacAndrews and Forbes (“M&F”), the Issuer’s largest shareholder, has not amended its Schedule l3D for nearly five years despite repeated changes in its Issuer board representatives and a recent increase in ownership exceeding 1%. The Reporting Persons  have inquired as to whether M&F has pledged its Issuer shares, given that ISS considers permitting a pledge by directors to be an oversight failure.  The Reporting Persons have not received satisfactory responses from management as to these concerns.
Item 5.	Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is amended and restated in its entirety as follows:
(a) – (b)                          The aggregate percentage of Common Stock reported owned by the Reporting Persons is based upon 75,076,665 Shares of Common Stock outstanding as of July 23, 2021, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 5, 2021.
As of the date hereof, Esopus Creek Fund beneficially owned 2,369,313 Shares, constituting approximately 3.2% of the Shares outstanding. As of the date hereof, Rainy Daze beneficially owned 594,179 Shares, constituting less than 1% of the Shares outstanding. As of the date hereof, Hutch Master beneficially owned 831,900 Shares, constituting approximately 1.1% of the Shares outstanding. As of the date hereof, Mr. Saunders owns 10,000 Shares, constituting less than 1% of the Shares outstanding. As of the date hereof, Mr. Sole owns 145,337 Shares, constituting less than 1% of the Shares outstanding. As of the date hereof, Mr. Saunders holds powers of attorney with respect to 1,500,000 Shares, constituting 2.0% of the Shares outstanding. By virtue of its relationship with Rainy Daze discussed in further detail in Item 2, Esopus Creek Management may be deemed to be the beneficial owner of the Shares owned directly by Rainy Daze. By virtue of its relationship with Hutch Master discussed in further detail in Item 2, Hutch Capital may be deemed to be the beneficial owner of the Shares owned directly by Hutch Master. By virtue of his relationship with Hutch Master discussed in further detail in Item 2, Mr. Saunders may be deemed to beneficially own the Shares owned by Hutch Master, as well as the Shares he owns directly. By virtue of his relationships with each of Esopus Fund and Esopus Creek Management discussed in further detail in Item 2, Mr. Sole may be deemed to beneficially own the Shares owned directly by each of Esopus Creek Fund and Rainy Daze, as well as the Shares that he owns directly. Mr. Saunders may be deemed to have beneficial ownership over the Shares over which he has power of attorney. Esopus Creek Fund and Mr. Sole have shared voting and dispositive power over the Shares of Common Stock directly held by Esopus Creek Fund. Rainy Daze, Esopus Creek Management and Mr. Sole have shared voting and dispositive power over the Shares of Common Stock held directly by Rainy Daze. Hutch Master, Hutch Capital and Mr. Saunders have shared voting and dispositive power over the Common Stock held directly by Hutch Master. Mr. Sole has sole voting and dispositive power over the Common Stock held directly by him. Mr. Saunders has sole voting and dispositive power over the Common Stock held directly by him. Mr. Saunders has shared voting and dispositive power over the Shares of Common Stock that are the subject of powers of attorney in favor of Mr. Saunders.

As of the date hereof, the Reporting Persons beneficially own an aggregate of  5,450,729  Shares, constituting approximately 7.3% of the outstanding Shares. Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.
(c)            The Reporting Persons have not entered into any transactions in the Common Stock during the past sixty days, except as set forth on Schedule 1 hereto.
(d)            Except for the grantor of the above-mentioned powers of attorney in favor of Mr. Saunders, no Person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares that may be beneficially owned by the Reporting Persons.
(e)            Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 of the Schedule 13D is hereby amended to add the following:
As of the date hereof, Hutch Master has granted call options in an aggregate amount equal to 26,570 Shares.
Item 7.	Material to be Filed as Exhibits.
Exhibit 99.3	Letter to the Chief Executive Officer of the Issuer, from Esopus Creek Management LLC and Hutch Capital Management LLC dated August 17, 2021.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 17, 2021

Esopus Creek Value Series Fund LP – Series A
By: Esopus Creek Advisors, LLC, its general partner

By:     /s/ Andrew L. Sole
    Andrew L. Sole, as Managing Member

Rainy Daze LLC
By: Esopus Creek Management LLC, its investment manager

By:    /s/ Andrew L. Sole
    Andrew L. Sole, as Managing Member

Esopus Creek Management LLC

By:    /s/ Andrew L. Sole
    Andrew L. Sole, as Managing Member

Hutch Master Fund Ltd.
By: Hutch Capital Management LLC

By:    /s/ Paul Saunders
    Paul Saunders, Jr., as Managing Member

Hutch Capital Management LLC

By:    /s/ Paul Saunders
    Paul Saunders, Jr., as Managing Member

By:    /s/ Andrew L. Sole
Andrew L. Sole, a natural person

By:   /s/ Paul Saunders
Paul Saunders, Jr., a natural person

SCHEDULE A
Transactions in the Common Stock of the Issuer by Reporting Persons During the Past 60 Days
Date	Buy/Sell	Security	Approximate Price Per Share[1]	Amount of Shares Bought/(Sold)
Esopus Creek Value Series Fund LP – Series A
05/11/2021	BUY	Common Stock	$6.80	200
05/12/2021	BUY	Common Stock	$6.81	100
05/13/2021	BUY	Common Stock	$6.77	1436
06/02/2021	BUY	Common Stock	$6.80	2500
07/07/2021	BUY	Common Stock	$5.90	1,500
Rainy Daze LLC
04/05/2021	SELL	Common Stock	$6.79	(700)
05/13/2021	SELL	Common Stock	$6.85	(800)
06/14/2021	SELL	Common Stock	$6.60	(700)
07/19/2021	SELL	Common Stock	$5.94	(921)
08/11/2021	SELL	Common Stock	$6.07	(800)
Hutch Master Fund Ltd.
06/02/2021	BUY	common stock	$6.69	1,700
06/03/2021	BUY	common stock	$6.59	20
06/04/2021	BUY	common stock	$6.62	1,980
06/08/2021	BUY	common stock	$6.59	2,000
06/18/2021	BUY	Common Stock	$6.36	4,000
06/22/2021	BUY	Common Stock	$6.29	4,000
06/23/2021	BUY	Common Stock	$6.13	7,000
07/02/2021	BUY	Common Stock	$6.06	3,000
07/06/2021	BUY	Common Stock	$5.94	13,000
07/07/2021	BUY	Common Stock	$5.79	3,000
07/08/2021	BUY	Common Stock	$5.71	2,000
07/09/2021	BUY	Common Stock	$5.69	2,000
07/12/2021	BUY	Common Stock	$5.68	1,000
07/13/2021	BUY	Common Stock	$5.68	1,500
07/21/2021	SELL	Common Stock	$6.62	(15,000)
07/27/2021	BUY	Common Stock	$6.04	4,000
08/02/2021	BUY	Common Stock	$6.49	2,500
08/04/2021	BUY	Common Stock	$6.44	7,400

1 Including any brokerage fees